November 20, 2008

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Christopher Owings

100 F Street, N.E.

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended January 5, 2008
Filed March 5, 2008
Forms 10-Q for Fiscal Quarters Ended April 5 and July 5, 2008
Filed May 15 and August 14, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2008
File No. 000-19848

Dear Mr. Owings:

On behalf of our client, Fossil, Inc. (the “Company”), we submit the following responses to the letter dated November 5, 2008 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 5, 2008 (the “Form 10-K”), Quarterly Reports on Form 10-Q for the fiscal quarters ended April 5, 2008 (the “First Quarter Form 10-Q”) and July 5, 2008 (the “Second Quarter Form 10-Q” and, together with the First Quarter Form 10-Q, the “Form 10-Qs”) and Definitive Proxy Statement on Schedule 14A filed on April 10, 2008 (the “Proxy Statement” and, together with the Form 10-K and Form 10-Qs, the “Filings”).  For your convenience, we have restated the Staff’s comments below, together with the Company’s response to each respective comment.  For your convenience, we are also sending to each of Robert W. Errett, Attorney Advisor, and Ellie Bavaria, Special Counsel, a copy of this letter.  Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, the Company.

Form 10-K for the Fiscal Year Ended January 5, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Summary, page 39

1.                                      We note your response to comment 8 in our letter dated September 25, 2008.  We request that you reconsider our comment and provide additional disclosure. For example, where you state that “[p]urchases of discretionary fashion accessories, such as our watches, handbags, sunglasses and other products, tend to decline during recessionary periods ….”  Please discuss if you are in fact experiencing a recessionary trend in any of our markets and what you are doing to address that trend.

Response:

In future filings, the Company will include additional disclosure regarding economic trends affecting the Company and the Company’s response thereto, if any.  As an example of this disclosure, please see the following disclosure that was included in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 4, 2008 (the “Third Quarter Form 10-Q”):

“The majority of our products are sold at price points ranging from $50 to $500.  Although the current economic environment is expected to negatively impact consumer discretionary buying patterns and, ultimately, our net sales during the fourth quarter of 2008, we believe that the price/value relationship of our products will allow us to maintain our market share in those markets in which we compete.  Historically, during recessionary periods, the strength of our balance sheet, our strong operating cash flow and the relative size of our business with our retail customers, in comparison to our competitors, have allowed us to weather such recessionary periods for longer periods of time that generally results in market share gains to us.

Our international operations are subject to many risks, including foreign currency.  Generally, a strengthening of the U.S. dollar against currencies of other countries in which we operate will reduce the translated amounts of sales and operating expenses of our subsidiaries, which results in a reduction of our consolidated operating income.  We anticipate that the current strengthening of the U.S. dollar will significantly impact our fourth quarter of 2008 results of operations in comparison to the fourth quarter of 2007.”

Liquidity and Capital Resources, page 51

2.                                      We note your responses to comments 9 and 10 in our letter dated September 25, 2008.  Please provide a sample of how you intend to comply with this comment in your future filings.

Response:

In response to comment 9, please see the following disclosure that was included in the Company’s Third Quarter Form 10-Q:

“We believe that cash flow from operations combined with existing cash on hand will be sufficient to fund our capital needs for the next twelve months.  We also have access to amounts available under our credit facilities should additional funds be required.”

In response to comment 10, please see the following disclosure that was included in the Company’s Third Quarter Form 10-Q:

“We employ a variety of operating practices to manage these market risks relative to foreign currency exchange rate changes and, where deemed appropriate, utilize foreign currency forward contracts.  These operating practices include, among others, our ability to convert foreign currency into U.S. dollars at spot rates and to maintain U.S. dollar pricing relative to sales of our products to certain distributors located outside the U.S.”

The Company will include disclosure similar to these samples in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Annual Cash Incentive Opportunities, page 20

3.                                      We note your response to comment 13 in our letter dated September 25, 2008, which requested disclosure of your operating income targets.  We note your statement on page 20 of your proxy statement that you have a threshold for payout, a midpoint and maximum payment targets for 2007.

Response:

For 2007, the operating income target thresholds for a payout (10% award), midpoint (50% award) and maximum (100% award) were $150.3 million, $159.5 million and $171.0 million, respectively.  The Company will include these targets in future filings.

4.                                      We note your response to comment 14 in our letter dated September 25, 2008, regarding benchmarking data provided by Ernst & Young.  Please clarify what, if any, additional benchmark data that the Human Resources Department provided to the Executive Compensation Committee in addition to the Ernst & Young report.  Also, please discuss the Executive Compensation Committee’s analysis of Ernst & Young’s recommendations.

Response:

The Human Resources Department provided the Compensation Committee with the benchmarking data for the 17 peer group companies identified in the Definitive Proxy Statement filed on April 10, 2008.  This data included compensation information for each of the named executive officers identified by each of the 17 peer group companies, including each compensation component and total compensation, as well as each company’s financial performance data.  The Human Resources Department also provided the Compensation Committee with data from several executive compensation surveys.  This data included compensation information for the closest comparable position to each of the Company’s executive officers.

Ernst & Young’s (“E&Y”) recommendations and the data it provided were primarily focused on the Company’s short-term and long-term incentive compensation.  In particular, E&Y recommended that the Company adopt a short-term incentive plan, reduce the number of employees receiving equity grants, and transition from granting stock options to granting other forms of equity incentive awards, including restricted stock, restricted stock units and stock appreciation rights.  The Compensation Committee reviewed and discussed these recommendations and the supporting data provided by E&Y, and ultimately implemented them.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Garret A. DeVries

Garrett A. DeVries
Direct Phone Number: (214) 651-5614
Direct Fax Number: (214) 200-0428
garrett.devries@haynesboone.com

cc:	Robert W. Errett
Ellie Bavaria
Randy S. Hyne
Mike Kovar